April 10, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:     Mr. DeCarlo McLaren

Re:    Guggenheim Strategy Funds Trust (File No. 811-22946) (the “Registrant”)

Dear Mr. McLaren:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on the registration statement filed on Form N-1A by the Registrant under the Investment Company Act of 1940 on January 28, 2020, relating to the Registrant’s three series: Guggenheim Strategy Fund II; Guggenheim Strategy Fund III; and Guggenheim Variable Insurance Strategy Fund III (each, a “Fund” and, collectively, the “Funds”). The SEC staff’s comments were conveyed via a telephone conversation between you and Jeremy Sperlazza of Dechert LLP on March 16, 2020. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: For all Funds, please indicate the month and year that the portfolio manager began to manage the Fund.

Response:     The Registrant will update the portfolio manager disclosure as part of its next annual update.

2.
Comment:    With respect to the disclosure below for each Fund, given the possibility for liquidity issues with these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. If the Fund will be investing significantly in these assets, your response should take into consideration general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act.

“Although the Fund will invest predominantly in investment grade debt instruments, up to [20/30]% of the Fund’s total assets may be invested in securities that are rated below investment grade (also known as “high yield securities” or, “junk bonds”) or if unrated, determined by the Investment Manager to be of comparable quality. If nationally recognized statistical rating organizations assign different ratings to a security, the Fund will use the higher rating for purposes of determining the security’s credit quality.”

Response:    The Board of Trustees of the Trust, including a majority of the Independent Trustees, has approved a Liquidity Risk Management Program (the “Program”) in accordance with Rule 22e-4 under the 1940 Act. The administrator of the Program is responsible for assessing and managing the liquidity risk of the Funds. In administering the Program and assessing each Fund’s liquidity risk at least annually, the administrator considers a number of factors, including whether a Fund’s investment strategy is appropriate for an open-end fund, the extent to which the Fund’s strategy involves a relatively concentrated portfolio or large positions in particular issuers, and the Fund’s use of borrowings for investment purposes and derivatives. The administrator has evaluated these factors relating to the Funds and liquidity of the asset classes in which the Funds invest and believes that the Funds’ investment strategies are appropriate for the Funds. The specialized nature of the Funds, their specific use and investor base were relevant in that determination.

3.
Comment:    For each Fund, please order the principal risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. After listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08.

Response:    The Registrant believes that the current presentation of the principal risks of each Fund is responsive to Item 9 of Form N-1A and the present ordering of risks sufficiently summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment at this time but will consider whether to do so in the future.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee

Vice President and Chief Legal Officer
Guggenheim Strategy Funds Trust